UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-31811

Woori Financial Group Inc.

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Woori Financial Group’s Preliminary Financial Performance Figures

for the First Quarter of 2026

The preliminary financial performance figures for Woori Financial Group Inc. (“Woori Financial Group”) for the quarter ended March 31, 2026, on a consolidated basis, are as follows.

(Units: millions of KRW, %)

Item		1Q 2026	4Q 2025	% Change Increase	1Q 2025	% Change Increase (Decrease)
Revenue*	Specified Quarter	15,282,383	10,504,494	45.48	9,658,528	58.23
	Cumulative Basis	15,282,383	—	—	9,658,528	58.23
Operating Income	Specified Quarter	808,150	709,064	13.97	869,263	(7.03)
	Cumulative Basis	808,150	—	—	869,263	(7.03)
Income before Income Tax Expense	Specified Quarter	847,945	510,032	66.25	864,595	(1.93)
	Cumulative Basis	847,945	—	—	864,595	(1.93)
Net Income	Specified Quarter	638,918	341,705	86.98	654,556	(2.39)
	Cumulative Basis	638,918	—	—	654,556	(2.39)
Profit to the Equity Holders of the Parent Entity	Specified Quarter	603,803	328,409	83.86	616,691	(2.09)
	Cumulative Basis	603,803	—	—	616,691	(2.09)

The above figures are prepared in accordance with Korean International Financial Reporting Standards. The figures above are subject to adjustment as they are preliminary and have not been reviewed by our independent auditors.

*	Represents the sum of interest income, fee and commission income, dividend income, insurance income, gain on financial assets and other operating income (excluding non-operating income).

Woori Bank’s Preliminary Financial Performance Figures

for the First Quarter of 2026

The preliminary financial performance figures for Woori Bank, a wholly-owned subsidiary of Woori Financial Group, for the quarter ended March 31, 2026, on a consolidated basis, are as follows.

(Units: millions of KRW, %)

Item		1Q 2026	4Q 2025	% Change Increase	1Q 2025	% Change Increase (Decrease)
Revenue*	Specified Quarter	12,001,481	7,297,279	64.47	8,462,289	41.82
	Cumulative Basis	12,001,481	—	—	8,462,289	41.82
Operating Income	Specified Quarter	663,926	650,575	2.05	815,058	(18.54)
	Cumulative Basis	663,926	—	—	815,058	(18.54)
Income before Income Tax Expense	Specified Quarter	681,621	459,351	48.39	818,181	(16.69)
	Cumulative Basis	681,621	—	—	818,181	(16.69)
Net Income	Specified Quarter	522,130	294,155	77.50	635,218	(17.80)
	Cumulative Basis	522,130	—	—	635,218	(17.80)
Profit to the Equity Holders of the Parent Entity	Specified Quarter	531,198	296,349	79.25	634,112	(16.23)
	Cumulative Basis	531,198	—	—	634,112	(16.23)

The above figures are prepared in accordance with Korean International Financial Reporting Standards. The figures above are subject to adjustment as they are preliminary and have not been reviewed by our independent auditors.

*	Represents the sum of interest income, fee and commission income, dividend income, gain on financial assets and other operating income (excluding non-operating income).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Financial Group Inc.
(Registrant)

Date: April 24, 2026	By:	/s/ Seong Min Kwak
(Signature)
Name: Seong Min Kwak
Title: Deputy President